UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Resignation of Ms. Qiong Jin

On March 4, 2024, Ms. Qiong Jin (“Ms. Jin”) notified Golden Heaven Group Holdings Ltd. (the “Company”) of her resignation as the chief executive officer, the chairperson of the board of directors (the “Board”) and a director of the Company, effective March 4, 2024. Ms. Jin has advised that her resignation was due to personal reasons and not as a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Jin Xu

To fill in the vacancy created by the resignation of Ms. Jin, on March 4, 2024, the nominating and corporate governance committee of the Board recommended, and the Board appointed, Mr. Jin Xu (“Mr. Xu”) to serve as the chief executive officer, the chairperson of the Board and a director of the Company, effective March 4, 2024.

Mr. Xu, age 44, served as the vice president at the Beijing Dingli Lianchuang Cultural Media Co., Ltd from July 2019 to February 2024. He served as the investment director at the Dingli United Investment Management (Beijing) Co., Ltd. from October 2013 to June 2019. He studied at Jilin University from September 1999 to July 2002 and received his Associate Degree in Mail Communications Management from Jilin University.

There are no family relationships between Mr. Xu and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Xu and any other person pursuant to which he was appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: March 6, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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